AMERICAN BUSINESS HOLDINGS INC.
1223 WILSHIRE BOULEVARD, SUITE 851
SANTA MONICA CA 90403
(310) 395-7123

October 26, 2006

U.S. Securities & Exchange Commission
Office of Small Business
450 Fifth Street NW
Washington, D.C. 20549

Re:	American Business Holdings Inc.
File No. 333-132429

Dear Sir/Madam:

Request is hereby made for the acceleration of the effective date of our Registration Statement on Form SB-2, File No. 333-132429, to 1:00 P.M. Eastern Standard Time on October 30, 2006, or as soon as practicable thereafter.

We are also aware that:

•                  Should the Commission or the staff, acting pursuant to a delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  The action of the Commission or the staff, acting pursuant to a delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

•                  The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the Untied States.

Very truly yours,

AMERICAN BUSINESS HOLDINGS, INC.

/s/ Syed Irfan Husain
PRESIDENT AND SECRETARY